Exhibit 4.1

CERTAIN IDENTIFIED INFORMATION MARKED [***] HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

THIS NON-COMPETITION AGREEMENT is dated [●] and made between:

(1)	MDA LTD., a corporation formed under the laws of the Province of Ontario (“MDA”); and

(2)	SATIXFY COMMUNICATIONS LTD., a limited liability company organized under the laws of the State of Israel (the “Seller”).

RECITALS:

(A)
Pursuant to a share purchase agreement dated August 30, 2023 (the “Purchase Agreement”) between the Seller and MDA Space and Robotics Limited (the “Purchaser”), an Affiliate (as defined herein) of MDA, the Seller has sold to the Purchaser and the Purchaser has purchased from the Seller, all of the outstanding ordinary shares in the capital of SatixFy Space Systems UK Ltd. (the “Corporation”), a private limited company formed under the laws of England and Wales.

(B)	The Seller and MDA, through the Purchaser, has derived, and will derive, substantial economic benefits from the transactions contemplated in the Purchase Agreement.

(C)
So that MDA and its Affiliates (including the Corporation) may realize the full value associated with the Purchaser’s purchase of the Corporation pursuant to the Purchase Agreement, the Seller has agreed that it will refrain from competing with MDA and its Affiliates (including the Corporation), all in accordance with the terms of this Agreement.

(D)
The Seller has voluntarily entered into this Agreement and agrees that the limitations and restrictions set out in this Agreement are reasonable and not oppressive and are intended to protect MDA’s substantial investment through the Purchaser and legitimate business interests under the Purchase Agreement.

(E)
MDA, through the Purchaser, would not have acquired the ordinary shares of the Corporation and would not have entered into the other transactions and agreements contemplated by the Purchase Agreement without a commitment by the Seller to execute and deliver this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

Article 1
Interpretation

1.1	Definitions

In this Agreement, the following words have the following meanings:

“Affiliate” of any Person means any other Person who, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and for these purposes: (a) a body corporate is controlled by one or more Persons if (i) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person or Persons, and (ii) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate, (b) an association, partnership or other organization is controlled by one or more Persons if (i) more than 50% of the partnership or other ownership interests, however designated, into which the association, partnership or other organization is divided are beneficially owned by the Person or Persons, and (ii) the Person or Persons are able to direct the business and affairs of the association, partnership or other organization or the appointment of its management, (c) a body corporate, association, partnership or other organization is controlled by one or more Persons if the Person or Persons have, directly or indirectly, control in fact of the body corporate, association, partnership or other organization, and (d) a body corporate, association, partnership or other organization that controls another body corporate, association, partnership or other organization is deemed to control any body corporate, association, partnership or other organization that is controlled or deemed to be controlled by the other body corporate, association, partnership or other organization; and “control”, “controlled” and similar expressions have corresponding meanings.

“Agreement” means this non-competition agreement as it may be amended, restated, replaced or supplemented from time to time.

“Business” means the business of the design and production of Digital Payloads carried on by MDA or any of its Affiliates (including the Corporation).

“Connected Person” means (a) an Affiliate of the Seller, or (b) a Person being or acting, with authority of the Seller or an Affiliate of the Seller, as an employee, agent, joint venturer, partner, independent contractor, licensee, franchisee, director, officer, consultant of, or for the Seller or an Affiliate of the Seller.

“Corporation” has the meaning specified in the Recitals.

“Digital Payload” means satellite payloads or payload sub-systems such as, but not limited to, on board processors, digital beamformers, and direct radiating arrays, which require full or partial signal digitization.

“Embedded Software Layer” means generic software to enable the functionalities described in the datasheets applicable to the Products, and which is intended to be used by multiple customers solely as part of the Products that are incorporated into MDA’s proprietary Digital Payloads (not standalone).

“MDA” has the meaning specified in the Preamble.

“MDA Restricted Employee” has the meaning specified in Section 2.4(a).

“Parties” mean the Seller and MDA and any other Person who may become a party to this Agreement, and “Party” means any one of them.

“Products” means the [***] chips, and subsequent improved chips with similar functionality, provided with the required Embedded Software Layer (in object code)

“Purchase Agreement” has the meaning specified in the Recitals.

“Purchaser” has the meaning specified in the Recitals.

“Restricted Employee” has the meaning specified in Section 2.3(a).

“Restricted Period” means the period commencing on the date of this Agreement and ending on the earlier occurrence of: (i) the date which is five (5) years following the Closing; and (ii) if a Change of Control (as defined in the Master Purchase Agreement) of the Seller or SatixFy UK is completed after January 1, 2025, the date that is three (3) years following the Closing.

“Restricted Territory” means anywhere in the world.

“Seller” has the meaning specified in the Preamble.

“Specified Product Projects” means: [***].

1.2	Other Defined Terms

Capitalized terms used in this Agreement without definition have the respective meanings specified in the Purchase Agreement.

1.3	Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, words importing the singular number only (including defined terms) include the plural and vice versa, and words importing a gender include all genders and, in each case, the rest of any sentence including such words is to be construed as if the necessary grammatical changes had been made.

1.4	Certain Phrases and Calculation of Time

(a)	In this Agreement:

(i)	the words “including” and “includes” mean “including (or includes) without limitation”; and

(ii)
in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”, and if the last day of any such period is not a Business Day, such period shall end on the next Business Day.

(b)
When calculating the period of time “within” which or “following” which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation. If the last day of any such period is not a Business Day, such period shall end on the next Business Day.

1.5	Headings, Etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect or be used in the construction or interpretation of this Agreement.

1.6	No Presumption

The Parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement and have had full opportunity to review and consider the terms of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Agreement.

1.7	Governing Law

(a)	This Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the State of New York.

(b)
Subject to the dispute resolution provisions of this Agreement, each of the Parties irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the State of New York in any action or proceeding arising out of, or relating to, this Agreement. Each of the Parties waives objection to the venue of any action or proceeding in such court or any argument that such court provides an inconvenient forum.

(c)	Each of the Parties irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of, or related to, this Agreement.

Article 2
Non-Competition and Other Covenants

2.1	Recitals

MDA and the Seller represent and warrant to each other that the recitals set forth above are true in substance and in fact and that the purpose of this Agreement is to protect the legitimate interests of MDA and its Affiliates (including the Corporation) by providing, inter alia, for the broadest scope, the longest duration and the widest territory permitted by law.

2.2	Non-Competition

(a)
During the Restricted Period, the Seller shall not, on its own behalf or on behalf of, or together with, any other Person, directly or indirectly, in any capacity whatsoever (including by or through a Connected Person):

(i)
carry on, be engaged in, have any financial or other interest in, or be otherwise commercially involved in, any endeavour, activity or business in all or any part of the Restricted Territory which is the same as, or substantially similar to, or competes with the Business; or

(ii)
advise, assist, invest in, lend money to, guaranteed the debts or obligations of, or permit the use of the Seller’s name or tradename or any part thereof by, any Person that carries on any endeavour, activity or business in all or any part of the Restricted Territory which is the same as, or substantially similar to, or competes with the Business.

(b)
For the avoidance of doubt, nothing in this Agreement shall prohibit or restrict the Seller or any of its Affiliates, in each case on its own respective behalf or together with any other Person, during the Restricted Period from directly or indirectly (including by or through a Connected Person) designing, manufacturing, marketing, or selling:

(i)
Products (except in respect of the Specified Product Projects) to any Person, including any Person (other than the Seller or any of its Affiliates) engaged in the business of designing and producing Digital Payloads;

(ii)
to any Person (other than the Seller or any of its Affiliates) engaged in the business of designing and/or producing Digital Payloads, any sub-systems circuitry that incorporates or uses the Products; provided that, the Seller obtains the prior written consent of MDA that such design, manufacture, marketing, sale or other activity would not contravene the provisions of Section 2.2(a) of this Agreement (such consent not to be unreasonably withheld or delayed);

(iii)
digital beamforming antennas; provided that, any such digital beamforming antennas shall not directly or indirectly compete with any antennas designed, manufactured, marketed or sold by MDA or any of its Affiliates, as determined by MDA in its sole discretion; or

(iv)	digital beamformers (subject to compliance with Section 2.2(b)(iii)) for: [***].

(c)
The Parties acknowledge and agree that the covenant referred to in Section 2.2(a) is integral to the Purchase Agreement and has been granted to maintain or preserve the fair market value of the Purchased Shares.

2.3	Non-Solicitation of the Corporation’s Employees

[***]

2.4	Non-Solicitation of the Seller’s Employees

[***]

2.5	Portfolio Exception

Notwithstanding any other provision of this Agreement, the Seller and its Affiliates may together own up to 1% in aggregate of the publicly traded voting or non-voting securities of any Person which engages in, or is otherwise affiliated with, a business which competes with the Business and with which the Seller and its Affiliates have no other connection whatsoever.

Article 3
Remedies

3.1	Reasonableness

Each Party acknowledges that the restrictions contained in this Agreement are reasonable and necessary to protect the legitimate interests of the other Party and its Affiliates and constitute a material inducement for such Party and/or its Affiliates to enter into the Purchase Agreement and consummate the Transactions. In the event that any covenant contained in this Agreement should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, exclusively in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law.

3.2	Injunctive Relief

Each Party acknowledges and agrees that the other Party and its Affiliates  would suffer irreparable harm if it breaches any of its obligations set out in this Agreement and that monetary damages would be inadequate compensation. Accordingly, each Party agrees that, in the event of a breach or threatened breach by it of any of the provisions of this Agreement, the other Party shall be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

3.3	Accounting for Profits

If a Party breaches any of its obligations as set out in this Agreement, the other Party shall be entitled to an accounting and repayment of any and all profits, compensation, royalties, commissions, remunerations or benefits which the breaching Party, directly or indirectly, shall have realized as a result of any such breach.

3.4	Other Remedies

The right of a Party to injunctive relief and an accounting for profits shall be in addition to any and all other remedies available to it and shall not be construed to prevent it from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.

Article 4
Miscellaneous

4.1	Notices

Any notice, direction, consent or other communications given under this Agreement must be in writing and delivered by courier, by personal delivery or by electronic transmission (including by fax or email) as follows:

(a)	to MDA at:

MDA Ltd.
9445 Airport Road, Brampton
ON, L6S 4J3. Canada

Attention:   [***]
Email:          [***]

with a copy (which does not constitute notice to MDA) to:

Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
Toronto, ON
M5K 1E7

Attention:   [***]
Email:          [***]

(b)	to the Seller at:

SatixFy Communications Ltd.
12 Hamada Street,
Rehovot 7670316,
Israel

Attention:   [***]
Email:          [***]

with a copy (which does not constitute notice to the Seller) to:

Goldfarb, Gross, Seligman & Co.
One Azrieli Center
Tel Aviv 6701101
Israel

Attention:   [***]
Email:          [***]

Any such communication shall be deemed to have been given and received on the day on which it was so delivered or transmitted (if a Business Day, and if not, then on the next succeeding Business Day) unless received after 5:00 pm (local time in the place of receipt) in which case it shall be deemed to have been given and received on the next succeeding Business Day.

A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

4.2	Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement of the Parties.

4.3	Waiver

The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or in any way affect the validity or enforceability of this Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. Any waiver by a Party of any provision of this Agreement is effective only if in writing and signed by such Party.

4.4	Severability

The Parties agree that each of the covenants contained in this Agreement of this Agreement are separate and distinct. If any provision of this Agreement is determined by an arbitrator or a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect, without amendment, and that any such illegality, invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

4.5	Time of the Essence

Time is of the essence in this Agreement.

4.6	Successors and Assigns

This Agreement shall become effective when executed by the Parties and after that time shall be binding upon the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Party. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.

4.7	Further Assurances

From time to time after Closing, each Party shall, at the request of the other Party, execute and deliver such additional assurances and perform or cause to be performed such further and other acts or things as may be reasonably required to give effect to, and carry out the intent of, this Agreement.

4.8	Counterparts and Electronic Delivery

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by electronic means (including in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.

4.9	Language

The Parties confirm having requested that this Agreement and all notices or other communications relating to it be drawn-up in the English language only.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Non-Competition Agreement.

MDA LTD.
By:	/s/ Martin J. Herman
Authorized Signing Officer
SATIXFY COMMUNICATIONS LTD.
By:	/s/ Oren Harari /s/ Yoav Leibovitch
Authorized Signing Officer

(Signature Page for Non-Competition Agreement)